August 13, 2026

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
Red Planet Resorts LLC
a Connecticut Limited Liability Company

This Limited Liability Company Operating Agreement (the "**Agreement**") of Red Planet Resorts, a Connecticut limited liability company (the Company") is made and entered into as of **August 13, 2026** ("**Effective Date**") by and among the persons listed on the signature pages hereto (individually a "**Member**" and collectively, the "**Members**").

1. ORGANIZATION

1.1 General. The Company was formed as a Connecticut limited liability company by the execution and filing of the Articles of Organization ("**Articles**") with the Secretary of State of Connecticut in accordance with the Act, and the rights and liabilities of the Members shall be as provided in the Act except as may be modified in this Agreement. In the event of a conflict between the provisions of the Act and the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Act specifically provides that this Agreement may not change the provision in question.

1.2 Business Purpose. The purpose of the Company is to engage or participate in any lawful business activities (as determined by the Managers) in which a Company organized under the laws of the State of Connecticut may engage or participate (collectively, the "**Business**").

1.3 Intent. The Members intend that (a) the Company be operated as a "Partnership" for federal and state income tax purposes, and (b) the Company not be operated or treated as a "Partnership" for purposes of Section 303 of the federal bankruptcy code. No Member shall take any action inconsistent with the express intent of the parties hereto as set forth herein.

1.4 Name and Address of Company. The business of the Company shall be conducted under the name "Red Planet Resorts LLC" and its principal executive office shall be 321 Roxbury Road, New Britain, CT 06053 or at such other location as may be determined by the Managers from time to time.

1.5 Term. The term of the Company began upon the Effective Date of this Agreement and shall continue until the liquidation and termination of the Company in accordance with this Agreement and the Act.

1.6 Required Filings. The Managers shall cause to be executed, filed, recorded and/or published, such certificates and documents as may be required by this Agreement or by law in connection with the formation and operation of the Company.

1.7 Registered Agent. The Company's initial registered agent shall be as provided in the Articles. The registered agent may be changed from time to time by the Manager by causing the filing of the name of the new registered agent in accordance with the Act.

2. DEFINITIONS

For purposes of this Agreement, the terms defined herein below shall have the following meaning unless the context clearly requires a different interpretation:

2.1 "**Act**" shall mean the Connecticut Limited Liability Company Act (Conn. Gen. Stat. Sections 34-243 to 34-283d), as it may be amended from time to time. References to Sections of the Act are to such Sections of the [Conn. Gen. Stat. Sections 34-243 to 34-283d], as such may be amended from time to time.

2.2 "**Advisors**" shall mean Managers and individuals selected by the Manager to help with the mission and objectives of the Business as it relates to, their funding, their growth; as well as general organizational help for activities that the Company is engaged to perform.

2.3 "**Agreement**" shall mean this limited liability company operating agreement of the Company.

2.4 "**Articles**" shall mean the Articles of Organization of the Company as filed with the Secretary of State of Connecticut as the same may be amended from time to time.

2.5 "**Assignee**" shall mean a Person who has acquired an Interest from a Member or Assignee, but who is not a Substituted Member.

2.6 "**Capital Account**" shall mean, with respect to any Member, the capital account that the Company establishes and maintains for such Member pursuant to Section 4.4.

2.7 "**Capital Contribution**" shall mean, with respect to any Member, the amount of money and the fair market value of any property (other than money) contributed (or deemed contributed pursuant to Regulation Section 1.704-1(b)(2)(iv)(d)) to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take "subject to" under Code Section 752) with respect to the Membership Interest held by such Member. A Capital Contribution shall not be considered a loan to the Company.

2.8 "**Cause**" means: the commission of or failure to do any of the following: (a) a breach by a Person of his employment relationship with the Company; (b) the Person's refusal to comply with any lawful and reasonable written directive of the Managers if such refusal has not been cured within ten (10) days after written notice of such failure has been given to the Person;
(c) the Person's willful or negligent neglect of duties; (d) the Person's conviction of a felony or crime involving moral turpitude; (e) the Person's misappropriation of Company funds, fraud against the Company or embezzlement from the Company; or (f) the Person's unlawful use (including being under the influence) or possession of illegal drugs on the Company's premises or while performing duties and responsibilities. The determination of whether "Cause" has been committed shall be made in the sole discretion of the Managers.

2.9 **"Class"** shall refer to the class of Units held by each Member.

2.10 **"Class A Members"** shall mean those designated Members as shown on the

signature pages attached hereto who hold Class A Units, solely in their capacity as holders of such Class A Units.

2.11 **"Class A Percentage"** shall mean One Hundred Percent (100%) reduced by the Class B Percentage and the Class C Percentage.

2.12 **"Class A Units"** shall mean the Interests designated as Class A Units held by the Class A Members, as shown on the signature pages attached hereto.

2.13 **"Class B Members"** shall mean those designated Members as shown on the signature pages attached hereto who hold Class B Units, solely in their capacity as holders of such Class B Units.

2.14 **"Class B Percentage"** shall mean a fraction, the numerator of which is the aggregate number of Class B Units held by the Class B Members and the denominator of which is 250, which fraction is multiplied by 5%.

2.15 **"Class B Units"** shall mean the Interests designated as Class B Units held by the Class B Members, as shown on the signature pages attached hereto,

2.16 **"Class C Members"** shall mean those Persons who hold the Beneficial Interest and Economic Interest in the Class C Units, whether directly or through a record holder, nominee, custodian, or other intermediary identified in the Offering Documents, in compliance with Regulation CF under the Securities Act.

2.17 **"Class C Percentage"** shall mean a fraction, the numerator of which is the aggregate number of Class C Units held by the Class C Members and the denominator of which is 500, which fraction is multiplied by 10%.

2.18 **"Class C Units"** shall mean the Interests designated as Class C Units, held of record either directly by the Class C Members or by a record holder, nominee, custodian, trustee, or other entity identified in the Offering Documents, on behalf of the Class C Members, as applicable.

2.19 **"Code"** shall mean the Internal Revenue Code of 1986, as amended to date, or corresponding provisions of subsequent superseding revenue laws.

2.20 **"Company"** shall refer to the limited liability company created pursuant to the Articles as governed by this Agreement.

2.21 **"Company Expenses"** shall mean all costs, expenses, liabilities, and obligations relating to the Company's activities, investments and business, as determined by the Managers.

2.22 **"Company Minimum Gain"** with respect to any taxable year of the Company shall mean the "partnership minimum gain" of the Company computed strictly in accordance with the principles of Section 1.704-2(b)(2) of the Treasury Regulations.

2.23 "**Disability**" means the inability to perform the substantial and material duties of his or her employment with the Company subsequent to the occurrence of the injury or illness

resulting in the disability by reason of any medically determinable physical or mental impairment. The Manager shall be determined to be disabled if the disability has lasted or can be expected to last for a continuous period of not less than twelve (12) months. Any dispute arising over the determination of whether such a disability exists shall be resolved by the other Manager(s). Each Manager agrees to undergo any necessary and reasonable examination by a physician

2.24 **"Disclosure Questionnaire"** means the disclosure questionnaire in a form approved from time-to-time by the Managers and that any of the Managers may require to be completed by such Managers, Officers, Unit Holders, Advisors and other Members of the Company as may be determined by any Manager in its sole discretion.

2.25 **"Distributable Cash"** shall mean the excess of cash received by the Company from operations and/or sale of Company assets over (i) expenses and other operational cash disbursements (which includes all Company Officer and other employee compensation, salaries and profit sharing), and (ii) a reasonable allowance for reserves, contingencies and anticipated obligations, each as determined by the Managers.

2.26 **"Distributions"** shall mean any cash (or property to the extent applicable) distributed to the Members or Assignees arising from their ownership of Interests.

2.27 **"Drag-Along Transaction"** has the meaning ascribed thereto in Section 7.5(a).

2.28 **"Economic Interest"** means a Person's right to share in the income, gains, losses, deductions, credit or similar items of, and to receive distributions from, the Company, but does not include any other rights of a Member, including the right to vote, participate in the management of the Company, or the right to information concerning the business and affairs of the Company.

2.29 **"Economic Risk of Loss"** shall mean the "economic risk of loss" within the meaning of Section 1.752-2 of the Treasury Regulations.

2.30 **"FINRA"** means the Financial Industry Regulatory Authority.

2.31 **"GAAP"** shall mean the generally accepted accounting principles of the United States, consistently applied.

2.32 **"Gross Asset Value"** means the amount equal to, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as reasonably determined by the Managers;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as reasonably determined by the Managers, as of the following times: (i) the acquisition of an additional Membership Interest by any new or existing Member in exchange for more than a de minimis Capital Contribution or in exchange for the provision of services to the Company; (ii) the distribution by the Company to a Member of

more than a de minimis amount of property as consideration for an Interest; (iii) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b), as appropriate or necessary to ensure that the Capital Accounts of the Members properly reflect their respective economic interests;

(c) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution, as reasonably determined by the Manager(s);

(d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and paragraph (f) of the definition of Net Income and Net Losses or Section 4.4(c)(viii) hereof; provided, however that Gross Asset Values shall not be adjusted pursuant to this paragraph (d) to the extent the Managers determine that an adjustment pursuant to paragraph (b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subsection (a), (b) or (d) of this Section defining "Gross Asset Value", such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Net Income and Net Loss.

2.33 **"Indemnitees"** shall have the meaning ascribed to it in Section 12.2.

2.34 **"Interest"** shall mean the ownership interest as a Member in the Company or the Economic Interest as an Assignee.

2.35 **"Majority in Interest"** shall mean, with respect to matters to be voted on by Members, those Members having the right to vote on a matter and owning greater than fifty percent (50%) of (i) Class A Units if the Class A Members are voting as a class, (ii) Class B Units if the Class B Members are voting as a class, (iii) Class C Units if the Class C Members are voting as a class, or (iv) all Units if all Members are voting.

2.36 **"Manager"** shall mean a Person serving as a manager of the Company in accordance with Section 5.2.

2.37 **"Member"** shall mean those Persons listed on the signature pages hereto and any Person admitted to the Company as a Member or Substituted Member and who has not ceased to be a Member.

2.38 **"Member Nonrecourse Debt"** shall mean liabilities of the Company treated as "partner nonrecourse debt" under Section 1.704-2(b)(4) of the Treasury Regulations.

2.39 **"Member Nonrecourse Debt Minimum Gain"** means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as Nonrecourse Liabilities.

2.40 **"Member Nonrecourse Deductions"** shall mean in any Company fiscal year, the Company deductions that are characterized as "partner nonrecourse deductions" under Section 1.704-2(i)(2) of the Treasury Regulations.

2.41 **"Membership Interest"** means a Member's entire limited liability company interest in the Company, including such Member's Economic Interest, right to vote and to participate in the management of the Company, and the right to information concerning the business and affairs of the Company. For the avoidance of doubt, each Member's Membership Interest shall be evidenced by Units, and unless the context otherwise requires, "Membership Interest," on one hand, and "Units," on the other hand, are used interchangeably in this Agreement.

2.42 **"Net Income"** and **"Net Loss"** mean, for each fiscal year, an amount equal to the Company's taxable income or loss for such fiscal year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from United States Federal income tax and not otherwise taken into account in computing Net Income or Net Losses pursuant to this definition shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Income or Net Losses, shall be subtracted from such taxable income or loss;

(c) In the event the Gross Asset Value of any Company property is adjusted pursuant to the definition of "Gross Asset Value," the amount of such adjustment shall be taken into account as gain or losses from the disposition of such property for purposes of computing Net Income or Net Losses;

(d) Gains or losses resulting from the disposition of Company property shall be computed by reference to the Gross Asset Value of such property, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(e) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year, computed in accordance with the definition of Depreciation contained herein;

(f) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Section 1.704-1(b)(2)(iv)(m)(4) of the Regulations to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's Membership Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net

Income or Net Losses; and

(g) Notwithstanding any other provision of this definition of Net Income or Net Losses, any items which are specially allocated pursuant to Section 5.2 hereof shall not be taken into account in computing Net Income or Net Losses.

2.43 **"Non-Disclosure Event"** means (a) a material failure of an Officer, Member or Unit holder to make full, accurate, and timely disclosure to the Company of any legal matters, administrative proceedings, or other matters affecting such Officer, Members or Unit holders and that are or may be subject to SEC and FINRA disclosure requirements, (b) providing any information that is materially inaccurate, incomplete, or misleading in such Officer, Members or Unit holders Disclosure Questionnaire or otherwise, or (c) otherwise failing to disclose to the Company any material information about or affecting such Officer, Members or Unit holders that the Officer, Members or Unit holders knows or reasonably should know is required to be disclosed by the Company to third parties in connection with the conduct of the Company's business operations including, but not limited to, the Company's obligations to make disclosures in connection with capital raising activities by or for the benefit of the Company or its Affiliates.

2.44 **"Nonrecourse Deductions"** in any fiscal year means the amount of Company deductions that are characterized as "nonrecourse deductions" under Section 1.704-2(b)(1) of the

2.45 **"Nonrecourse Liabilities"** shall mean the liabilities of the Company treated as "nonrecourse liabilities" under Section 1.752-1(a)(2) of the Treasury Regulations.

2.46 **"Notice Date"** shall have the meaning ascribed to it in Section 13.12(b).

2.47 **"Offering Documents"** means the Form C, offering circular, subscription agreement, and any other document filed with, or furnished to, the Securities and Exchange Commission or prospective investors in connection with the Company's offering of Class C Units under Regulation CF, in each case as amended, restated, or supplemented from time to time.

2.48 "**Percentage Interest**" shall mean (i) with respect to any Class A Member, the portion of the Class A Percentage owned by such Class A Member, with respect to any Class B Member, the portion of the Class B Percentage owned by such Class B Member or with respect to any Class C Member, the portion of the Class B Percentage beneficially owned by such Class C Member or (ii) if applicable, the portion of the all Percentage Interests in the aggregate owned by a Member.

2.49 "**Person**" shall mean an individual, a partnership (general, limited or limited liability), a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental, quasi-governmental, judicial or regulatory entity or any department, agency or political subdivision thereof.

2.50 "**Regulatory Allocations**" shall have the meaning ascribed to it in Section

4.4(c)(ix).

2.51 "**Securities Act**" means the Securities Act of 1933, as amended.

2.52 "**SEC**" means the Securities and Exchange Commission.

2.53 "**Substituted Member**" shall mean an Assignee who shall become a Member pursuant to Section 7.3.

2.54 "**Successor Company**" shall have the meaning ascribed to it in Section 5.5.

2.55 "**Tax Distribution**" shall have the meaning ascribed to it in Section 4.4(a)(iii).

2.56 "**Tax Liability**" shall have the meaning ascribed to it in Section 4.4(a)(iii)

2.57 "**Transfer**" means and includes, with respect to an Interest, or any element thereof, when used as a noun, any sale, hypothecation, pledge, assignment, attachment, gift or other disposition or encumbrance of an Interest or any element thereof, and, when used as a verb, to sell, hypothecate, pledge, assign, attach, bequeath or otherwise dispose or encumber an Interest or any element thereof.

2.58 **"Transferee"** shall mean a Person who obtains or receives an Interest or any element thereof by means of a Transfer.

2.59 "**Treasury Regulations**" shall mean any proposed, temporary and/or final regulations of the United States Treasury Department pertaining to the Code, as amended, and any successor provision(s).

2.60 "**Unit**" includes Class A Units, Class B Units, Class C Units and any Units issued by the Company after the date hereof, as the circumstances may dictate, and shall represent a unit of measurement by which a Member's right to vote and participate in Net Income, Net Loss, and distributions shall be determined.

2.61 **"Unrecovered Capital Contribution"** shall mean, with respect to each Class B Member and each Class C Member, as the case may be, the excess, if any, of (i) the Capital Contribution of such Class B Member or Class C Member over (ii) the cumulative amounts of Distributions made to such Class B Member or Class C Member pursuant to Section 4.4(a)(i) as of such date.

3. CAPITAL

3.1 Capital Contributions.

(a) The Class A Members initially may make Capital Contributions to the Company, whether previous or current, relating to their Class A Units, in the amounts set forth on their respective signature pages. The Class A Units shall represent, in the aggregate, no less than the Class A Percentage of the aggregate Membership Interests in the Company. The current allocation of the Class A Units is listed in Exhibit A. The Managers may determine to authorize additional Class A units and allocate as determined by the Managers. Any additional

Class A units authorized will not affect the Class B and C units or percentage interests.

(b) The Class B Members may make Capital Contribution to the Company relating to their Class B Units, in the amounts set forth on their respective signature pages. The Class B Units shall represent, in the aggregate, no more than the Class B Percentage of the aggregate Membership Interests in the Company. Except as specifically set forth herein or as required under the Act, the Class B Members shall not have the right to vote on any matters relating to the business, affairs or operations of the Company.

(c) The Class C Members may make Capital Contributions to the Company relating to their Class C Units, in the amounts set forth on their respective signature pages. The Class C Units shall represent, in the aggregate, no more than the Class C Percentage of the aggregate Membership Interests in the Company. Except as specifically set forth herein or as required under the Act, the Class C Members shall not have the right to vote on any matters relating to the business, affairs or operations of the Company.

(d) Profits Interest. The Members acknowledge that federal taxing authorities have issued proposed guidance on the federal income tax consequences of the issuance of partnership equity for services and that such guidance, when finalized, could result in the adoption of rules applicable to the Company's issuance of some or all of the Class A Units. The Company may, in the determination of the Managers, avail itself of any election or procedure which is available under such rules (or under other tax laws) and which relates to the tax treatment of such an issuance. Each of the Members shall cooperate with the Company in connection therewith and hereby authorizes and directs taking whatever actions and executing whatever documents are necessary or appropriate to effectuate the foregoing. Without limiting the generality of the foregoing, to satisfy section 3.03(2) of the proposed revenue procedure included in Notice 2005- 43 (Internal Revenue Bulletin 2005-24) or analogous provisions of final guidance, the Members specifically agree that the following provisions are legally binding on all of the Members: (a) the Company is authorized and directed to elect the Safe Harbor described in such proposed revenue procedure; (b) the Company and each of its Members (including any Person to whom a Class A Unit is transferred in connection with the performance of services) agrees to comply with all requirements of the Safe Harbor described in such proposed revenue procedure with respect to all Class A Units transferred in connection with the performance of services while the election remains effective; and (c) notwithstanding anything to the contrary expressed or implied in this Agreement, the Company and each of its Members agree that the liquidation value of the Class A Units transferred in connection with the performance of services to any person or entity shall be considered zero (0) for purposes of the Safe Harbor election. The provisions of this Section 3.1(d) shall be deemed modified to the extent necessary or appropriate to satisfy the analogous provisions of final guidance relating to such proposed revenue procedure. Notwithstanding anything to the contrary expressed or implied in this Agreement, the Managers may adopt one or more amendments to this Agreement providing for any such modifications, which shall be legally binding on all of the Members without the need to comply with Section 6.7.

3.2 Withdrawal and Return of Capital. Except as may be provided herein, no Member may withdraw any portion of the capital of the Company and no Member shall be entitled to the return of its Capital Contribution except in accordance with Section 4.4 and Section 12.3.

4. FINANCIAL

4.1 Accounting Method. The Company books shall be kept in accordance with the method of accounting determined by the Manager(s).

4.2 Fiscal Year. The fiscal year of the Company shall end on December 31 unless the Manager(s) determine that some other fiscal year would be more appropriate and obtains the consent, if required, of the Internal Revenue Service to use that other fiscal year.

4.3 Expenses of the Company. The Company shall pay or reimburse to the Manager(s) the Company Expenses; provided, however, that the Manager(s) shall not incur expenses on behalf of the Company or be reimbursed for any expenses that are not related to the business of the Company. Notwithstanding the foregoing, with respect to organizational expenses of the Company, the Manager(s) shall determine the amounts to be reimbursed to the Manager(s) for organizational expenses incurred by the Manager(s) (including opportunity costs) on behalf of the Company.

4.4 Net Income, Net Loss, and Distributions.

(a) Distributions.

(i) Distributable Cash. Subject to Section 4.4(a)(ii) and (iii), Distributable Cash shall be distributed at such times and in such amounts as determined by the Manager(s) and, when distributed, shall be distributed to the Members as pro-rata in accordance with their respective Percentage Interests as follows: First, 85% to the Class A Members, 5% to the Class B Members and 10% to the Class C Members.

(ii) Tax Withholding. The Company may be required under applicable state or federal law to withhold on amounts distributed or allocated to a Member. In that event, the Managers may, but are not required to either (i) make equivalent Distributions to the non-affected Members or (ii) make such other arrangements as the Managers determine necessary to make such withholding fair and equitable to all non-affected Members. Any amount withheld with respect to a Member pursuant to this Section 4.4(a)(ii) (and which is not immediately contributed to the Company by such Member) shall be treated as an advance against other Distributions to which the Member is entitled and shall be credited against and subtracted from the other Distributions to which such Member is entitled, which subtraction shall be from the next Distribution to which the Member is entitled and if any creditable amount remains thereafter, from the next immediate distribution until fully credited. Any amount credited to a Distribution pursuant to the foregoing sentence shall be deemed distributed for purposes of the Distribution against which it is credited.

(iii) Tax Distributions. Notwithstanding anything to the contrary in Section 4.4(a)(i), the Managers may, in their sole discretion, distribute Distributable Cash to each Member, including any Manager who is a Member, whose Tax Liability exceeds the amount of Distributable Cash otherwise distributable to such Member, in an amount sufficient to pay the federal and state income tax on the taxable income allocated to them pursuant to this Agreement ("Tax Distributions"). Any amounts distributed to a Member pursuant to this Section 4.4(a)(iii), and not previously credited against a Distribution pursuant to this sentence,

shall be treated as an advance against other Distributions to which the Member is entitled and shall be credited against and subtracted from the other Distributions to which such Member is entitled, which subtraction shall be from the next Distribution to which the Member is entitled and if any creditable amount remains thereafter, from the next immediate distribution until fully credited. Any amount credited to a Distribution pursuant to the foregoing sentence shall be deemed distributed for purposes of the Distribution against which it is credited. The amount of any such Member's "Tax Liability" shall be calculated (a) taking into account the character of the Company net taxable income allocated to such Member, (b) taking into account the deductibility (to the extent allowed) of state and local income taxes for United States Federal income tax purposes, and (c) deducting from such income or gain the amount of net cumulative tax loss previously allocated to such Member in prior fiscal years and not used in prior fiscal years to reduce taxable income. The calculation shall be made on the assumptions that (i) taxable income or tax loss from the Company is the only taxable income or tax loss of the Member (and the direct or indirect equity holders of such Member), and
(ii) except as provided in clause (a) of this definition, the Member is subject to tax at a rate equivalent to the maximum marginal combined Federal and state income tax rate for an individual residing in the State of Connecticut. The Managers may determine to make a Distribution in kind of Company property to the Members, and such property shall be distributed such that the fair market value thereof, as determined by the Managers, is distributed in accordance with Sections 4.4(a)(i).

(b) Allocations of Net Income and Net Loss. The Company shall establish and maintain a separate Capital Account for each Member on the Company's books and records in accordance with the capital accounts maintenance provisions of the Regulations (Section 1.704- 1(b)(2)(iv)) and the provisions of this Agreement. Items of Company Net Income and Net Loss with respect to each Class of Units for any fiscal period (other than those specifically allocated pursuant to Section 4.4(c)) shall be allocated among the Members of such Class in such manner such that, as of the end of such fiscal period and to the extent possible, the Capital Account of each Member shall be equal to the respective net amount, positive or negative, which would be distributed to such Member from the Company, determined as if the Company were to (a) liquidate the assets of the Company for an amount equal to their book value (determined according to the rules of Treasury Regulations Section 1.704-1(b)(2)(iv)) and (b) distribute the proceeds in liquidation in accordance with Section 12.3.

(c) Special Allocations. Notwithstanding the provisions of Section 4.4(b) hereof, the following special allocations shall be made on a Class by Class basis:

(i) Loss Limitation. Losses allocated pursuant to Section 4.4(b) hereof shall not exceed the maximum amount of Losses that can be allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to Section 4.4(b) hereof, the limitation set forth in this Section 4.4(c)(i) shall be applied on a Member by Member basis and Losses not allocated to any Member as a result of such limitation shall be allocated to the other Members in accordance with the positive balances in such Member's Capital Accounts so as to allocate the maximum permissible Losses to each Member under Treasury Regulation Section 1.704-1(b)(2)(ii)(d). All Losses in excess of the limitations set forth in the preceding sentence shall be allocated to the Members, pro rata in accordance with their respective Percentage

Interests.

(ii) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704-2(f), notwithstanding any other provision of this Article 4, if there is a net decrease in Company Minimum Gain during any fiscal year, each Member shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulation Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulation Sections 1.704-2(f)(6) and 1.7-4- 2(j)(2). This Section 4.4(c)(ii) is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(iii) Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4), notwithstanding any other provision of this Article 4, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any fiscal year, each member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount determined in accordance with Treasury Regulation Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 4.4(c)(iii) is intended to comply with the partner minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iv) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of the Member as quickly as possible, provided that an allocation pursuant to this Section 4.4(c)(iv) shall be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article 4 have been tentatively made as if this Section 4.4(c)(iv) were not in the Agreement.

(v) Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any fiscal year which is in excess of the sum of: (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement; and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations, each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; provided, however, that an allocation pursuant to this Section 4.4(c)(v) shall be made only if and to the extent that such Member would have a deficit Capital Account

in excess of such sum after all other allocations provided for in this Article 4 have been made as if Section 4.4(c)(iv) and this Section 4.4(c)(v) were not in the Agreement.

(vi) Nonrecourse Deductions. Nonrecourse Deductions for any fiscal year shall be specially allocated to the Members in proportion to their respective Percentage Interests.

(vii) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any fiscal year shall be specially allocated to the Member who bears the Economic Risk of Loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i)(1).

(viii) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Asset, pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(2) or Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's Membership Interest, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the Asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their Interests in the Company in the event Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Treasury Regulation Section 1.704- 1(b)(2)(iv)(m)(4) applies.

(ix) Curative Allocations. The allocations set forth in Section 4.4(c)(i) through (vii) (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Managers that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 4.4(c)(ix). Therefore, notwithstanding any other provision of this Article 4 (other than the Regulatory Allocations), the Managers shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Sections 4.4(b).

(d) Other Allocation Rules. The following rules shall apply on a Class by Class basis.

(i) Allocations With Respect to Transferred Interests. Any Net Income or Net Loss allocable to an Interest in the Company which has been transferred during any year shall be allocated among the Persons who were holders of such Interest during such year pursuant to any method under the Code and Treasury Regulations determined by the Managers.

(ii) Excess Non-Recourse Liabilities. Solely for purposes of allocating "excess nonrecourse liabilities" of the Company among the Members, with the meaning of

Treasury Regulation Section 1.752-3(a)(3), the Members agree that their respective Interests in the "profits" of the Company are equal to their respective Percentage Interests, unless otherwise agreed upon by all of the Members. The Members are aware of the income tax consequences of the allocations made by this Article 4 and hereby agree to be bound by the provisions of this Article 4 in reporting their shares of the Company income, gain, loss and deduction for income tax purposes.

(e) Tax Allocations. The following rules shall apply on a Company basis.

(i) Except as otherwise provided by this Section 4.4(e), each item of income, gain, loss, deduction and credit with respect to the Company shall be allocated, for U.S. federal, state and local income and franchise tax purposes, among the Members in accordance with the allocation of such items for Capital Account purposes under this Article 4.

(ii) Each Member's distributive share of the income, gain, loss, deductions and credit with respect to any Asset which has a Gross Asset Value which differs from its adjusted tax basis shall be allocated among the Members in a manner which takes into account such difference in accordance with Section 704(c) of the Code, and the principles thereof, in a manner determined by the Managers.

(iii) The tax allocations made pursuant to this Section 4.4(e) are solely for tax purposes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, other items of income, gain, loss or deduction, or distributions pursuant to any provision under this Agreement.

5. MANAGEMENT

5.1 Management of the Company.

General. The management of the Company shall be vested exclusively in the Manager(s), and the Manager(s) shall have full control over the business, affairs and operations of the Company. The Manager(s) shall have the power on behalf and in the name of the Company to carry out any and all of the objectives and purposes of the Company and to perform all acts and enter into and perform all contracts and other undertakings which the Manager(s) deem necessary or advisable or incidental thereto. All actions, decisions or determinations of or by the Manager(s) hereunder (including any decisions or determinations that are to be made at the discretion of the Manager(s)) shall be made by the Manager(s) in the Managers' sole and absolute discretion.

(a) The powers of the Manager(s) shall include, but not be limited to, the issuance of additional Units from time to time on terms and conditions authorized by the written approval of the Manager(s) (each, a "**Future Issuance**") provided that if any Class B Units or Class C Units are outstanding at the time of a proposed Future Issuance and such Future Issuance disproportionately and adversely affects such outstanding Class B or Class C Units, the approval of a Majority in Interest of the affected Class B Members and/or Class C Members shall also be required. The Manager(s) shall amend Schedule I attached hereto to reflect the occurrence of the foregoing as soon as reasonably practicable after a Future Issuance. The Manager(s) may admit additional Members to the Company after the Effective Date in connection with any Future Issuance.

(b) The Company is authorized to (i) issue a maximum 250 Class B Units in an offering that is exempt from registration under the Securities Act pursuant to Rule 506(c) under Regulation D under such act, as more fully described in the Private Placement Memorandum of the Company dated October 9, 2026, and (ii) issue a maximum of 500 Class C Units in an offering exempt from registration under Regulation CF under the Securities Act.

(c) Power to Bind. Third parties dealing with the Company can rely conclusively upon a Manager's certification that it is acting on behalf of the Company and that its acts are authorized.

5.2 Election of Managers.

(a) Number and Initial Manager. The Company shall have one Manager unless the number of Managers is increased or decreased in accordance with this Section 5.2. The initial Manager is David Cruickshank. The number of Managers may be increased or decreased from time to time upon the consent of a majority of the Manager(s) then in office or, if no Manager is then in office, upon the affirmative vote of a Majority in Interest of the Class A Members.

(b) Tenure. Unless he resigns, each Manager shall hold office until a successor shall have been elected and qualified.

(c) Election; Qualifications of Managers. A Manager need not be a Member, an individual, a resident of the State of Connecticut, or a citizen of the United States.

(d) Resignation. A Manager may resign at any time by giving written notice to the other Manager(s).

(e) Removal. A Manager may only be removed by the other Manager(s) for Cause or Disability.

(f) Vacancies. Any vacancy in the number of Managers occurring for any reason, including as a result of the death, resignation, removal, or Disability of a Manager, shall be filled by appointment by a majority of the remaining Manager(s); provided, that if no Manager then remains in office, such vacancy shall be filled by the affirmative vote of a Majority in Interest of the Class A Members, and the Person so appointed shall thereupon become a Manager for all purposes of this Agreement.

(g) Partnership Representative. If required by Section 6223 of the Code, one of the Managers shall be the "**Partnership Representative**" in accordance with such Section, and in connection therewith and in addition to all the powers given thereunder, the Partnership Representative shall have all other powers needed to fully perform hereunder including, without limitation, the power to retain all attorneys and accountants of his choice. The designation made in this Section is hereby expressly consented to by each Member as an express condition to becoming a Member.

5.3 Appointment and Duties of Officers. In connection with the management of the

operations and affairs of the Company, the Managers may appoint officers of the Company. The officers of this Company, if any, shall have such titles and such authority as delegated to them by the Managers. Any number of offices may be held by the same Person. An officer need not be a Member of the Company.

5.4 Non-Company Activities. Notwithstanding any other provision of this Agreement to the contrary, the Managers shall be entitled to create and/or participate in the management of any other successor business, "incubator" and/or other business / investment vehicle (a "Successor Company").

6. LIABILITY, RIGHTS, AUTHORITY AND VOTING OF MEMBERS

6.1 Liability of Members. Except as specifically provided in this Agreement or the Act, no Member shall be liable for the debts, liabilities, contracts, or any other obligations of the Company except with respect to their Capital Contributions as indicated herein. Only the Company or the Managers (and no third-party creditor, either in its own right or as a successor-in- interest of the Company, and including a trustee, receiver or other representative of the Company or Member), shall be entitled to enforce the requirements to make Capital Contributions.

6.2 Members are not Agents. Pursuant to Section 5, the management of the Company is vested in the Managers and no Member other than the Managers shall have a right to participate in the control, operation, management or direction of the Company. No Member, acting solely in the capacity of a Member, is an agent of the Company nor can any Member in such capacity bind or execute any instrument on behalf of the Company, except as expressly provided in Section 5.

6.1 Voting. The Members shall have no right to vote on any matter unless specifically provided for herein or as required under the Act. Any matters brought for a vote by the Members shall be decided by a Majority in Interest of the Members of the Class affected by the matter to be voted upon. If all Members are entitled to vote on any matter, such matter shall be decided by a Majority in Interest of the aggregate Percentage Interests of the Class A Members, Class B Members and Class C Members. At any meetings of Members, a Member may vote in person or by proxy, which must be in writing. Such proxy shall be filed with the Managers before or at the time of the meeting and may be filed by facsimile transmission to the Managers at the principal office of the Company or such other address as may be given by the Managers to the Members for such purposes.

6.3 Limitation of Rights of Members. No Member shall have the right or power to: (i) withdraw or reduce its Capital Contribution, except as a result of the dissolution of the Company or as otherwise provided in this Agreement or by law; (ii) bring an action for partition against the Company; (iii) demand or receive property in any distribution other than cash or (iv) participate in the Company operations without a specific and executed agreement whether that be an employment agreement, advisory agreement, or such other agreement signed by such Member and a majority of the Managers.

6.4 Return of Distributions. In accordance with the Act, a Member may, under certain circumstances, be required to return to the Company, for the benefit of the Company's creditors, amounts previously distributed to the Member.

6.5 Resignation or Withdrawal of a Member. A Member shall not resign or withdraw as a Member, without the approval of the Manager(s).

6.6 AMENDMENTS. This Agreement and the Articles may be amended by a 51% vote of the Managers, without the consent of any Member. Notwithstanding the foregoing, the approval of a Majority in Interest of each of the Class A Members, Class B Members and Class C Members, voting individually as a class, shall be required to approve any amendment to this Agreement or the Articles that would have a disproportionate adverse effect on the rights and privileges of the Class A Members, Class B Members and/or the Class C Members.

7. TRANSFERS OF INTERESTS

7.1 Transfer and Assignment of Interests. Subject to the requirements of this Article 7, a Member may only Transfer all or any part of its Interest upon the prior written approval of the Manager(s), which approval shall be within the sole discretion of the Manager(s). After the consummation of any Transfer of any part of a Member's Interest, the Interest so transferred shall continue to be subject to the terms and provisions of this Agreement and any further Transfers shall be required to comply with all the terms and provisions of this Agreement. Any voluntary Transfer in violation of the provisions of this Article 7 shall be void *ab initio*.

7.2 Further Restrictions on Transfer of Interests. In addition to other restrictions contained in this Agreement, no Member shall Transfer all or any part of its Interest: (i) without compliance with all federal and state securities laws to the extent applicable; and (ii) unless the transferor pays all expenses reasonably incurred by the Company, including reasonable attorneys' fees and costs, in connection with the Transfer.

7.3 Permitted Transfers. Notwithstanding the provisions of Sections 7.1, 7.2 and 7.6, so long as the transferring Member retains sole voting rights with respect to the transferred Interest, the Membership Interest of any Member may be transferred, with or without consideration, subject to compliance with Section 7.2, and without the prior consent of the Manager(s), to (i) an *inter vivos* trust for estate planning purposes, (ii) a spouse or any lineal descendant of a Member, and with respect to a Member that is a trust, the spouse or lineal descendant of its trustor, or (iii) an entity wholly-owned by such Member, provided that any sale of such wholly-owned entity by the Transferring Member shall be subject to the provisions of this Article 7 .

7.4 Effective Date of Permitted Transfers. Any permitted Transfer of all or any portion of a Member's Interest shall be effective on the day following the date upon which the requirements of Section 7.1 and Section 7.2 have been satisfied. The Member that is a party to the Transfer shall provide all other Members with written notice of such Transfer as promptly as possible after the requirements of Section 7.1 and Section 7.2 have been met, as well as any such documents as reasonably requested by the other Members upon such request. Any

Transferee of all or any portion of a Member's Interest shall take subject to the terms and provisions of this Agreement.

7.5 Drag-Along Rights.

(a) Subject to compliance with Section 7.2, if the Class A Members enter into, or propose to enter into, a transaction (or a series of related transactions) pursuant to which the Class A Members will Transfer ninety percent (90%) or more of their Membership Interests to any Person (or group of Persons) (a "**Drag-Along Transaction**"), the Class A Members shall have the option to require all, but not less than all, of the Class B Members and the Class C Members to (a) Transfer all, but not less than all, of their respective Class B Units and Class C Units to such Person (or group of Persons) in such Drag-Along Transaction in the manner set forth herein, and (b) timely take all such other actions as the Class A Members, on their own behalf, reasonably request in connection with such proposed Transfer, and to make representations and warranties, as applicable, and agree to covenants and indemnities that are substantially similar to those made by the Class A Members in connection with such Drag-Along Transaction. The aggregate purchase price paid by the Transferee(s) for all of the Membership Interests in a Drag-Along Transaction shall be allocated and disbursed to each of the Members in accordance with Section 4.3.

(b) The rights of the Class A Members under this Section 8.5 may be exercised only by delivery by or on behalf of the Class A Members to each Class B Member and each Class C Member of a written notice (the "Sale Notice") of such proposed Transfer no later than thirty
(30) days prior to the proposed closing thereof. The Sale Notice shall make reference to the obligations of the Members hereunder and shall describe in reasonable detail (i) the Percentage Interest then owned by each Member, (ii) the name of the Transferee(s), (iii) the terms and conditions of the Transfer, including the form and amount of the consideration to be paid therefore and a true and complete copy of the offer comprising such proposed Transfer, and (iv) the proposed date, time and location of the closing of such Transfer. Each Class B Member and each Class C Member, as the case may be, shall thereupon deliver at such closing duly executed documents transferring all of such Class B Member's Class B Units and all of such Class C Member's Class C Units, free and clear of all encumbrances, and each Class B Member and each Class C Member shall be entitled to receive the proceeds allocable to the Transfer thereof.

(c) The Class A Members may cause the Class B Members to Transfer all of their Class B Units and the Class C Members to Transfer all of their Class C Units pursuant to this Section 7.5, in accordance with the Sale Notice only if (i) such Transfer is completed within one hundred eighty (180) days immediately following the date of delivery of the Sale Notice, (ii) such Transfer is made for substantially the same consideration and on substantially the same terms and conditions as set forth in the Sale Notice, and (iii) the requirements in Section 7.2 are met. If such a Transfer is not consummated within such specified period in the manner described above, then the Class B Members shall continue to hold their Class B Units and the Class C Members shall continue to hold their Class C Units subject to the provisions of this Article VII, and the provisions of this Agreement Transfer all of their Class B Units pursuant to this Section 7.5.

7.6 Involuntary Transfers. Upon an involuntary Transfer of an Interest in violation of this Article 7 (including, without limitation, by means of the dissolution, death or mental disability of a Member, a court award in a divorce or similar proceeding or by other operation of law). The Transferee shall hold only an Economic Interest.

8. ADMISSION OF NEW MEMBERS. The Managers may accept additional Members or increases in Capital Contributions from Members after the Effective Date, without the consent of the Members upon such terms and conditions as the Managers, in their sole discretion, shall determine, REFERENCE TO A MEMBER. Wherever the context requires, reference in this Agreement to a Member (i) shall include an Assignee who does not become a Substituted Member wherever such reference relates solely to an Economic Interest in the Company, and (ii) shall include a reference to the Managers acting solely in their capacity as Members.

9. BOOKS AND RECORDS

9.1 Records. The Company shall keep at its principal office, or such other place as shall be designated by the Manager(s), the following documents in physical or digital format:

(a) A current list of the full name and last known business, residence or mailing address of each Member and Assignee set forth in alphabetical order, together with the Interest held by each Member or Assignee;

(b) A current list of the full name and business, residence or mailing address of the Managers;

(c) A copy of the Articles and all amendments thereto, and executed copies of any powers of attorney pursuant to which the Articles or any amendments thereto were executed;

(d) Copies of the Company's Federal, state and local income tax returns for the six (6) most recent years;

(e) Copies of the original Agreement and all amendments to the Agreement, together with any powers of attorney pursuant to which this Agreement or any amendment to the Agreement were executed;

(f) Copies of the financial statements of the Company, if any, for the six (6) most recent fiscal years; and

(g) Books and records of the Company as they relate to the internal affairs of the Company for at least the current and past ten (10) years.

9.2 Inspection. Each Class A and Class B Member will have the right, on reasonable written request to the Company and subject to such reasonable standards as the Managers may from time to time establish, to inspect, for purposes reasonably related to the Member's interest as a Member of the Company, the documents identified in Section 10.1 above, and to request information regarding the status of the Company's business to the extent reasonably related to the purpose of that inspection.

9.3 Provision of Reports.

(a) Within ninety (90) days of the end of a fiscal year the Company shall provide to the Members an unaudited summary financial report of the Company's operations for such fiscal year.

(b) Within ninety (90) days of the end of the fiscal year, unless a different timeline is selected by the Company and indicated to the Members, the Company shall supply all other information necessary to enable the Member to prepare its federal and state income tax returns and such other information as the Member may reasonably request for the purpose of enabling such Member to comply with any reporting requirements imposed by any statute, rule, regulation or otherwise by any governmental agency or authority.

10. DISSOLUTION AND TERMINATION OF THE COMPANY

10.1 Events Causing Dissolution. The Company shall be dissolved, and its affairs shall be wound-up upon the earliest to occur of the following events:

(a) The consent of the Manager(s);

(b) The sale of all or substantially all of the assets of the Company; or

(c) Entry of a decree of judicial dissolution pursuant to Section 18-802 of the Act.

10.2 Certificate of Dissolution. As soon as possible following the occurrence of any of the events specified in Section 11.1, the Managers shall execute a Certificate of Dissolution in such form as shall be prescribed by the Connecticut Secretary of State and file such certificate as required by the Act.

10.3 Distribution on Dissolution. Upon a dissolution event described in Section 11.1, the Manager(s) shall take full account of the Company's assets and liabilities, shall liquidate the assets as promptly as is consistent with obtaining their fair value, or, if the assets cannot be sold, they shall be valued and distributed in kind, and shall apply and distribute the proceeds or assets in the following order:

(a) To the payment of creditors of the Company;

(b) To the creation of any reserves which the Managers deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company;

(c) To the repayment of any outstanding loans made by any Member to the Company; and

(d) To the Members in accordance with priority of distributions contained in Sections 4.4(a)(i) and (ii).

11. EXCULPATION; INDEMNIFICATION

11.1 Exculpation. To the maximum extent permitted by law, except to the extent expressly provided in this Agreement, none of the Members, the Managers, the members of any boards or committees established to assist or advise the Managers, or their respective Affiliates or any officer, member, director, shareholder, employee, partner or agent of any of the foregoing (each a "**Responsible Party**") shall be liable, responsible or accountable in damages or otherwise to the Company, any Member, or any other person or entity that is bound by this Agreement for any liability, loss or damage incurred by the Company, any Member or such other person or entity; provided that the such Responsible Party: (a) acted in good faith reliance on the provisions of this Agreement; (b) reasonably believed that his or her actions were in the best interests of the Company; and (c) did not commit fraud, gross negligence or willful misconduct. This Section
12.1 is intended to apply solely for the benefit of the Members, Managers, and other parties specifically described herein, and in no way shall be construed or interpreted as inuring to the benefit of any other person or entity, including, without limitation, creditors of the Company, of the Members or third parties.

11.2 Indemnification: General. To the fullest extent not prohibited by applicable law, the Company, its receiver or its trustee, shall indemnify, defend and save harmless the Responsible Party (an "**Indemnitee**") from any liability, loss or damage incurred by any Indemnitee by reason of any act performed or omitted to be performed by any Indemnitee in connection with the business, affairs and operations of the Company, including costs and attorneys' fees and any amounts expended in the settlements of any claims of liability, loss or damage; provided that if the liability, loss or claim arises out of any action or inaction of an Indemnitee: (a) such Indemnitee must have determined, in good faith, that his course of conduct was in the best interests of the Company; and (b) the action or inaction did not constitute fraud, deceit, breach of fiduciary duty, gross negligence, reckless or intentional misconduct, willful malfeasance or willful violation of a law by such Indemnitee; and, provided further, that the indemnification shall be recoverable only from the assets of the Company and not any assets of the Members. The Company may, however, purchase and pay for insurance, including extended coverage liability and casualty and worker's compensation, as would be customary for any Person engaging in a similar business, and name the Indemnitees as additional or primary insured parties.

11.3 Advancement of Expenses. The Company shall advance all expenses incurred by an Indemnitee in connection with the investigation, defense, settlement or appeal of any civil or criminal action or proceeding referenced in Section 12.2 hereof. The Indemnitee shall repay such amounts advanced only if, and to the extent that, it shall ultimately be determined that such Indemnitee is not entitled to be indemnified by the Company as authorized hereby. The advances to be made hereunder shall be paid by the Company to the Indemnitee within ten (10) days following delivery of a written request therefor by the Indemnitee to the Company.

12. MISCELLANEOUS

12.1 Counterparts. This Agreement may be executed in several counterparts and all so executed shall constitute one Agreement, binding on all of the Members, notwithstanding that all of the Members are not signatory to the original or the same counterpart.

12.2 Binding on Successors. This Agreement shall be binding upon and shall insure to the benefit of the successors and permitted assigns of the Members.

12.3 Severability. If any provision of this Agreement is declared by a court of competent jurisdiction to be void or unenforceable, such provision shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in effect.

12.4 Notices. Unless otherwise specifically provided, all notices and demands required to be given hereunder shall be deemed to be duly given at the time of delivery if such notice or demand is personally delivered, or forty-eight (48) hours after mailing if such notice or demand is deposited with the United States Postal Service, postage prepaid, for mailing via certified mail, return receipt requested, to the Managers and to the Members at the addresses set forth below their signatures hereto. Such addresses may only be changed by giving written notice of such change to all of the other parties hereto.

12.5 Captions. Paragraph titles or captions contained in this Agreement are inserted only as a matter of convenient reference. The titles and captions in no way define, limit, extend, or describe the scope of this Agreement nor the intent of any provision hereof.

12.6 Gender. Whenever required by the context, the masculine gender shall include the feminine and neuter genders, and vice versa.

12.7 Choice of Law. This Agreement shall be construed under the laws of the State of Connecticut.

12.8 Entire Agreement. This Agreement contains the entire understanding among the Members and supersedes any prior written or oral agreements between them respecting the subject matter contained herein. There are no representations, agreements, arrangements or understandings, oral or written, between and among the Members relating to the subject matter of this Agreement that are not fully expressed herein.

12.9 Waiver. No waiver of any breach or default of this Agreement by any party hereto shall be considered to be a waiver of any other breach of default of this Agreement.

12.10 Further Assurances. Each party hereto agrees to perform any further acts and to execute and deliver any further documents which may be reasonably necessary to carry out the provisions of this Agreement.

12.11 Attorneys' Fees. In the event a dispute arises with respect to this Agreement, the party prevailing in such dispute shall be entitled to recover all expenses, including, without limitation, reasonable attorneys' fees and expenses, incurred in ascertaining such party's rights, in preparing to enforce, or in enforcing such party's rights under this Agreement, whether or not it was necessary for such party to institute suit.

12.12 Arbitration.

(a) Binding Arbitration. If any dispute arises between or among the Company, the Managers and/or any Members with respect to the interpretation or enforcement of this Agreement or the deciding of matters provided herein, the parties agree to work in good faith to

resolve such dispute or disagreement in good faith, and if they are unable to resolve the dispute, they shall submit it to binding arbitration.

(b) Choice of Arbitrator. If the parties can agree to a single arbitrator within thirty (30) days of one party's receiving notice from the other party of the dispute or disagreement (the "**Notice Date**"), such arbitrator shall be chosen. If the parties disagree as to the choice of arbitrator, each party shall choose an arbitrator within ten (10) days of the Notice Date, and those chosen arbitrators shall choose an additional arbitrator within twenty (20) days of the Notice Date. The third arbitrator so chosen shall be the sole arbitrator to hear and determine the dispute between the parties. If at the end of such twenty (20) day period the parties' designated arbitrators cannot agree on the selection of the third arbitrator, such selection shall be made by the American Arbitration Association on the application by either party.

(c) Qualifications of Arbitrator. The arbitrator shall have a reasonable amount of experience and specialty in the area which is the subject of the dispute.

(d) Resolution of Dispute. The dispute between the parties shall be heard by the arbitrator within thirty (30) days of the date on which the arbitrator has been chosen. The arbitrator shall resolve any dispute or disagreement within thirty (30) days of hearing the dispute. The arbitration shall be conducted in the state of Connecticut pursuant to the Commercial Rules of the American Arbitration Association. Discovery shall be permitted by either party in accordance with the discovery rules of the Connecticut Code of Civil Procedure.

(e) Binding Effect of Arbitration. The decision of the arbitrator shall be final and binding on the parties.

12.13 Remedies. The parties hereto shall have all remedies for breach of this Agreement available to them provided by law or equity. Without limiting the generality of the foregoing, the parties agree that, in addition to all other rights and remedies available at law or in equity, the parties shall be entitled to obtain specific performance of the obligations of each party to this Agreement and immediate injunctive relief and that, in the event any action or proceeding is brought in equity to enforce the same, no party will urge, as a defense, that there is an adequate remedy at law.

12.14 Jurisdiction. Except at provided above, each party hereto agrees to submit to the personal jurisdiction and venue of the state and federal courts in the State of Connecticut, for resolution of all disputes and causes of action arising out of this Agreement, and each party hereby waives all issues, objections and questions of personal jurisdiction and venue of such courts, including, without limitation, the claim or defense therein that such courts constitute an inconvenient forum.

12.15 Disclosure Questionnaire. Upon request from any of the Manager(s), each Manager shall provide to the Company a completed Disclosure Questionnaire in a form acceptable to the Manager, in its sole discretion. The timely and truthful completion and delivery of a Disclosure Questionnaire may, in the sole discretion of the Manager, be a condition precedent to such Person becoming a Manager of the Company. Each Manager hereby represents and warrants to the Company that such Person has fully disclosed to the

Company any and all matters required to be disclosed on the Disclosure Questionnaire if requested to do so.

[Signatures on following page]

LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF
RED PLANET RESORTS LLC

IN WITNESS WHEREOF, the undersigned Members have caused this counterpart signature page to the Limited Liability Company Operating Agreement of RED PLANET RESORTS LLC, dated as of DATE, to be duly executed as of the date first above written.

By: ______________________________
David Cruickshank

Address: 321 Roxbury Road, New Britain, CT 06053

Exhibit A

The total authorized units are as follows:

Class A Units: 4,250 Units (85%)
Class B Units: 250 Units (5%)
Class C Units: 500 Units (10%)

3,000 Class A Units were issued to David A. Cruickshank on August 13, 2026.